

November 24, 2014

Via E-Mail
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, British Columbia V6C 3L2, Canada

     Re: **First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2013
Filed March 27, 2014
File No. 001-34984**

Dear Mr. Neumeyer:

     We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

1. Please file an amendment to your Form 40-F to include a signed consent.

Exhibit 99.1 – Annual Information Form
Description of Business
Mineral Projects
Summary of Reserves and Resources, page 22

2. We note your response to comment 1 from our letter dated September 17, 2014. Please tell us the specific tonnes and grades of your internal resource and reserve estimates.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have any questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining